LEASE AGREEMENT

Between

HISTORIC ALBANY FOUNDATION, INC.
a New York not-for-profit corporation, Landlord,

and

HAF HOLDINGS II, LLC
a New York limited liability company, Tenant.

Dated: March 31, 2023

TABLE OF CONTENTS

<u>Exhibits</u>

LEASE AGREEMENT

This Lease Agreement ("Lease") is made and entered into as of March 31, 2023 by and between Historic Albany Foundation, Inc., a New York not-for-profit corporation, ("Landlord"), and HAF Holdings II, LLC, a New York limited liability company ("Tenant").

RECITALS

1. Landlord currently is the fee owner of the land and the improvements consisting of a one and one-half story timber frame building to be rehabilitated into a mix of office and a tool library, commonly known as the "Van Ostrande–Radliff House" (the "Building"), located at 48 Hudson Avenue, Albany, New York 12207 and legally described in Exhibit A attached hereto and made a part hereof, together with all improvements and personal property now located thereon or to be located thereon during the Term (as hereinafter defined), together with all appurtenances, easements, rights of way and other rights belonging to or in any way pertaining to the said premises (such real estate, improvements, personal property, appurtenances, easements, rights of way and other rights hereinafter referred to as the "Premises").

2. The Premises currently are or soon to be subject to (i) various financing arrangements with lenders and/or grantors secured by encumbrances upon the Premises including, without limitation, such encumbrances that may be set forth in the Loan Documents or grant disbursement agreements with one or more grantors (collectively, the "Financing Documents"), and (ii) various contracts relating to the operation of the Premises (the "Operating Contracts").

3. Tenant intends to rehabilitate the Building in a manner that qualifies for Federal Historic Tax Credits and State Historic Tax Credits.

4. Tenant desires to lease the Premises, including the rehabilitated building, from Landlord pursuant to the terms of this Lease, to sublease the Premises to Landlord pursuant to that certain Sublease by and between Tenant and Landlord dated on or about the date hereof (the "Project Sublease"), and to hold, maintain, operate, and sell or otherwise dispose of its interest in the Premises hereunder (the "Leasehold Interest").

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the following meanings:

"Additional Rent" shall have the meaning set forth in Section 4.3.

"Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees, including court costs and reasonable attorneys' fees and expenses.

“Affiliate” means, with respect to a specified Person, (i) any Person directly or indirectly controlling, controlled by or under common control with the Person specified, (ii) any Person owning or controlling 10% or more of the outstanding voting securities or beneficial interests of the Person specified, (iii) any officer, director, partner, trustee or member of the immediate family of the Person specified, (iv) if the Person specified is an officer, director, general partner or trustee, any corporation, partnership or trust for which that Person acts in that capacity or (v) any Person who is an officer, director, general partner, trustee or holder of 10% or more of outstanding voting securities or beneficial interests of any Person described in clauses (i) through (iv). The term “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Base Rent” shall have the meaning set forth in Section 4.1.

“Building” shall have the meaning set forth in the Recitals.

“Building Systems Equipment” shall have the meaning set forth in Section 8.4.

“CERCLA” shall have the meaning set forth in Section 28.1(b).

“Claim” shall have the meaning set forth in Section 28.1(a).

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision or provisions of prior or succeeding law.

“Collateral” shall have the meaning set forth in Section 19.8(a).

“Commencement Date” shall have the meaning set forth in Section 3.1.

“Covenants” shall have the meaning set forth in Section 8.3(a)(ii).

“Default” shall have the meaning set forth in Section 19.1.

“Designated Prime Rate” means the prime rate of interest published from time to time in the Wall Street Journal or other source as the parties may agree, adjusted as such prime rate adjusts.

“Entity” means any general partnership, limited partnership, corporation, joint venture, trust, limited liability company, business trust, cooperative or association.

“Environmental Laws” shall have the meaning set forth in Section 28.1(b).

“Environmental Reports” means any Phase I Environmental Site Assessment, Phase II Environmental Report, asbestos survey, lead based-paint report or other report regarding environmental conditions affecting the property, undertaken in the reasonable discretion of the Managing Member, provided, however, that as of the Date of this Agreement no such reports have been prepared or conducted.

“Event of Bankruptcy” or “Bankruptcy” means, as to a specified Person:

(i) the entry of a decree or order for relief by a court having jurisdiction in the premises in respect of such Person in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of such Person or for any substantial part of his property, or ordering the winding-up or liquidation of his affairs and such decree or order is not dismissed within 60 consecutive days; or

(ii) the commencement by such Person of a voluntary case under the federal bankruptcy laws, as now constituted or hereafter amended, or any other applicable federal or state bankruptcy, insolvency or other similar law, or the consent by him to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or similar official) of such Person or for any substantial part of his property, or the making by him of any assignment for the benefit of creditors, or the taking of action by the Person in furtherance of any of the foregoing.

"Existing Equipment" shall have the meaning set forth in Section 8.4.

"Expiration Date" shall have the meaning set forth in Section 3.1.

"Federal Historic Tax Credits" means the tax credit allowable pursuant to Section 47 of the Code for QREs incurred in connection with the "certified rehabilitation" of a "certified historic structure."

"FF&E" shall have the meaning set forth in Section 8.6.

"FIFRA" shall have the meaning set forth in Section 28.1(b).

"Financing Documents" shall have the meaning set forth in the Recitals.

"Governmental Authority" means any state, federal, local, municipal or other governmental authority, agency, or licensing authority of any kind having jurisdiction over the particular matter to which reference is being made, including any federal, state or local taxing authority or so-called "business improvement district" or similar Entity or organization.

"Hazardous Materials" shall have the meaning set forth in Section 28.1(c).

"Impositions" shall have the meaning set forth in Section 5.2.

"Landlord" shall have the meaning set forth in the heading of this Lease and shall include any successor thereto.

"Lease Year" shall have the meaning set forth in Section 3.2.

"Leasehold Interest" shall have the meaning set forth in the Recitals.

"Lender" means Community Loan Fund of the Capital Region, a New York not-for-profit corporation.

"Loan Documents" means all of the documents, instruments, agreements and certifications evidencing and/or securing any Loan obtained by Tenant and/or Landlord in connection with the Property.

"Manage" shall have the meaning set forth in Section 28.1(d).

"Mortgage" shall have the meaning set forth in Section 20.1.

"Operating Contracts" shall have the meaning set forth in the Recitals.

"Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits; and, unless the context otherwise requires, the singular shall include the plural, and the masculine gender shall include the feminine and the neuter and vice versa.

"Premises" shall have the meaning set forth in the Recitals.

"Project Sublease" shall have the meaning set forth in the Recitals.

"QREs" means "qualified rehabilitation expenditures" as such term is defined in Section 47(c)(2) of the Code.

"RCRA" shall have the meaning set forth in Section 28.1(b).

"Release" shall have the meaning set forth in Section 28.1(e).

"Rent" shall have the meaning set forth in Section 4.2.

"Response" shall have the meaning set forth in Section 28.1(f).

"State Historic Tax Credits" means the state income tax credit allowable pursuant to Section 210-B(26) and Section 606(oo) of the New York Tax Law for QREs incurred in connection with the "certified rehabilitation" of a "certified historic structure."

"Tenant Operating Agreement" means that certain Amended and Restated Operating Agreement of Tenant dated even herewith, as amended from time to time.

"Tenant's Investor Members" means, collectively, those persons who execute an Investment Agreement with the Tenant or a copy of the Tenant's Amended and Restated Operating Agreement, their successors and/or assigns as their interests may appear.

"Tenant's Share of Impositions" shall have the meaning set forth in Section 5.1.

"Tenant's Work" shall have the meaning set forth in Section 8.1(a).

"Term" shall have the meaning set forth in Section 3.1.

"TSCA" shall have the meaning set forth in Section 28.1(b).

Capitalized terms used herein that are not otherwise defined herein shall have the meanings assigned to such terms in the Tenant Operating Agreement.

ARTICLE 2
GRANT OF LEASE; ASSIGNMENTS

Section 2.1 Lease

Landlord hereby leases and demises to Tenant, and Tenant hereby leases from Landlord, subject to and with the benefit of the terms, covenants, conditions and provisions set forth herein, the Premises, which shall expressly exclude any underground tanks and facilities related thereto.

Section 2.2 [RESERVED]

Section 2.3 [RESERVED]

Section 2.4 Assignment of Operating Contracts

(a) This Section 2.4 shall apply if any Operating Contracts are listed on Exhibit B hereto. Landlord represents to Tenant that prior to the date hereof Landlord has entered into the Operating Contracts listed on Exhibit B hereto. Landlord hereby represents to Tenant that no defaults exist under any of such Operating Contracts and that all consents and notices necessary for the assignment and assumption described in this Section 2.4 have been obtained. Landlord further represents to Tenant that no contracts or agreements relating to the operation of the Premises exist other than the Operating Contracts listed on Exhibit B hereto.

(b) Landlord hereby assigns to Tenant all its right, title and interest in and to each of such Operating Contracts and Tenant hereby assumes all of the obligations of the Landlord under each of those Operating Contracts, in each case effective as of the Commencement Date (as defined below). Landlord hereby represents to Tenant that no defaults exist under any of such Operating Contracts and that all consents and notices necessary for the assignment and assumption described in this paragraph have been obtained.

(c) Landlord covenants and agrees to indemnify, save and hold harmless Tenant from and against any and all Adverse Consequences arising out of or related to Landlord's failure to perform any of its obligations under any of the Operating Contracts prior to the Commencement Date.

(d) Tenant covenants and agrees to indemnify, save and hold harmless Landlord from and against any and all Adverse Consequences arising out of or related to Tenant's failure to perform any of its obligations under any of the Operating Contracts from and after the Commencement Date.

(e) Landlord and Tenant hereby agree that upon termination of the Lease as provided hereunder or upon expiration of the Term, all assignments of Operating Contracts then

in effect shall automatically terminate and title thereto shall once again be vested in Landlord and Landlord's successors and assigns.

ARTICLE 3
TERM; POSSESSION

Section 3.1 Term

The term of this Lease (hereinafter referred to as the "Term") shall commence as of the date hereof (hereinafter, as the same may be adjusted as hereinafter provided, referred to as the "Commencement Date"), and end on the 60th anniversary thereof (hereinafter, as the same may be adjusted as hereinafter provided, referred to as the "Expiration Date"), unless sooner terminated as provided herein. Tenant shall be entitled to possession of the Premises on the Commencement Date.

Section 3.2 Lease Year Defined

As used in this Lease, the term "Lease Year" shall mean (i) if the Commencement Date is the first day of a calendar month, the 12 month period commencing on the Commencement Date or (ii) if the Commencement Date is not the first day of a calendar month, the period commencing on the Commencement Date and ending on the last day of the 12th full calendar month of the Term, and, in either case, each succeeding 12 month period thereafter which falls in whole or in part during the Term.

Section 3.3 No Termination During Recapture Period

Notwithstanding anything in this Lease to the contrary, this Lease may not be terminated and the Premises or any portions thereof may not be sold or otherwise transferred prior to the later of: (i) fifth anniversary of the date on which the last QREs with respect to the Building are first placed in service (such date referred to herein as the "QRE Completion Date"), or (ii) the expiration of the Compliance Period (as such term is defined pursuant to the Loan Agreement) without the prior written consent of Tenant signed by all of the members of Tenant . Such period ending on the fifth anniversary of the QRE Completion Date is referred to herein as the "Recapture Period".

ARTICLE 4
BASE RENT

Section 4.1 Base Rent

(a) Subject to and in accordance with Section 4.2, Tenant shall pay an annual base rent (hereinafter referred to as "Base Rent") to Landlord for the Premises per Lease Year, in the total amount of one dollar ($1), payable on the first day of each Lease Year beginning on the Commencement Date. Tenant may prepay the entire amount of Base Rent (i.e., sixty dollars ($60)) on the Commencement Date.

Section 4.2 Manner of Payment

Base Rent and Tenant's Share of Impositions (as hereinafter defined) and all other amounts becoming due from Tenant to Landlord hereunder (hereinafter collectively referred to as "Rent") shall be paid in lawful money of the United States to Landlord at the office of Landlord, or as otherwise designated from time to time by written notice from Landlord to Tenant.

Section 4.3 Net Lease

This Lease is what is commonly called a "net lease," it being understood that Landlord shall receive the Base Rent set forth in Section 4.1 hereof free and clear of any and all other Impositions (as defined in Section 5.2), taxes, assessments, liens, charges or expenses of any nature whatsoever in connection with the ownership, maintenance, repair and operation of the Premises, except as otherwise provided herein. From and after the Commencement Date, Tenant shall be solely responsible for and shall pay all insurance premiums, operating charges, maintenance charges, construction costs, rental under equipment or similar leases, and any other charges, costs and expenses which arise or may be contemplated under any provisions of this Lease during the portion of the Term following the Commencement Date. All of such charges, costs and expenses when due shall constitute additional rent ("Additional Rent"), even though not necessarily payable to Landlord, and upon the failure of Tenant to pay any of such costs, charges or expenses, Landlord shall have the same rights and remedies as otherwise provided in this Lease for the failure of Tenant to pay Base Rent. Base Rent, Additional Rent and all other sums payable hereunder by Tenant shall be paid (except as otherwise provided for herein) without notice or demand and without setoff, counterclaim, abatement, suspension, deduction or defense. Nothing herein contained shall obligate Tenant for the payment of any expenses payable by Landlord pursuant to Section 7.4 or any income or franchise taxes payable by Landlord under applicable law.

Section 4.4 No Termination

(a) Except as otherwise expressly provided herein, this Lease shall not terminate, nor shall Tenant have any right to terminate this Lease, nor shall Tenant be entitled to any abatement or reduction of Rent hereunder, nor shall the obligations of Tenant hereunder be affected, by reason of any default on the part of Landlord under either this Lease or under any other agreement to which Landlord and Tenant may be parties. It is the intention of the parties hereto that the obligations of Tenant hereunder shall be separate and independent covenants and agreements, that the Rent, and all other sums payable by Tenant hereunder shall continue to be payable in all events and that the obligations of Tenant hereunder shall continue unaffected, unless the requirement to pay or perform the same shall have been terminated pursuant to an express provision of this Lease. Nothing herein shall preclude Tenant from pursuing or realizing upon its other remedies at law or in equity by reason of any default hereunder by Landlord.

(b) Tenant agrees that it will remain obligated under this Lease in accordance with its terms, and that it will not take any action to terminate, rescind or avoid this Lease, notwithstanding (i) the Bankruptcy of Landlord or any assignee of Landlord, and (ii) any action with respect to the Lease which may be taken by any trustee or receiver of Landlord or of any assignee of Landlord in any such proceeding or by any court in any such proceeding; provided that this Lease is not effectively disaffirmed in such proceedings and Tenant receives reasonable

assurance thereof within a reasonable period of time following the commencement of such proceedings.

(c) Tenant waives all rights which may now or hereafter be conferred by law (except by a final and binding judicial determination by a court of competent jurisdiction) (i) to quit, terminate or surrender this Lease or the Premises or any part thereof, or (ii) to any abatement, suspension, deferment or reduction of Rent, Additional Rent or any other sums payable under this Lease, except as otherwise expressly provided herein.

ARTICLE 5
IMPOSITIONS

Section 5.1 Obligation To Pay Tenant's Share of Impositions

In addition to paying the Base Rent specified in Article 4 hereof, from and after the Commencement Date, Tenant shall also pay Landlord, as additional rent, the amounts determined in accordance with this Article 5, to the extent such amounts are incurred by Landlord and not otherwise paid directly by Tenant or by Landlord, as subtenant pursuant to the Project Sublease (hereinafter referred to as "Tenant's Share of Impositions").

Section 5.2 Payment by Tenant

For each calendar year during which any portion of the Term following the Commencement Date falls, Tenant shall pay Landlord, as additional rent for the Premises, "Tenant's Share of Impositions." For purposes hereof, Tenant's Share of Impositions for any such calendar year shall mean all Impositions for such year (or portion of such year following the Commencement Date) not otherwise paid for directly by Tenant. The term "Impositions" shall mean all taxes and assessments, general and special (including, without limitation, "user fees" and "sewer rent"), water rates and all other impositions, ordinary and extraordinary, of every kind and nature whatsoever, which may be levied, assessed, charged or imposed during the Term upon the Premises, or any part thereof, or upon any improvements at any time situated thereon. Impositions shall also include fees and costs incurred by Landlord pursuant to Section 5.6 during the Term for the purpose of contesting or protesting tax assessments or rates, to the extent such fees and costs relate to savings anticipated by Landlord during the Term. Impositions "for" a given calendar year shall mean Impositions which are due for payment or paid in such calendar year, regardless of when the same are assessed.

Section 5.3 Alternative Taxes

If at any time during the Term the method of taxation prevailing at the commencement of the Term hereof shall be altered so that any new tax, assessment, levy, imposition or charge, or any part thereof, shall be measured by or be based in whole or in part upon the Lease or the Premises or the Base Rent or Additional Rent or other income therefrom, and shall be imposed upon the Landlord, then all such taxes, assessments, levies, impositions or charges, or the part thereof, to the extent that they are so measured or based, shall be deemed to be included within the definition of Impositions for the purposes hereof to the extent that such Impositions would be payable if the Premises were the only property of Landlord subject to such Impositions, and Tenant shall pay and discharge the same as herein provided in respect of the payment of Impositions.

Notwithstanding the foregoing, there shall be excluded from Impositions all federal, state and local net income tax, federal excess profit taxes, transfer, franchise, capital stock and federal or state estate or inheritance taxes of Landlord.

Section 5.4 [RESERVED]

Section 5.5 Readjustments; Yearly Proration

Landlord shall deliver to Tenant a statement showing the actual Tenant's Share of Impositions as soon as reasonably feasible after same are determined, together with a copy of any tax bill or other evidence of the Impositions. Within 30 days after delivery of such statement, Tenant shall pay to Landlord or Landlord shall credit against the next Rent payment or payments due from Tenant, as the case may be, the difference between the actual Tenant's Share of Impositions and the sum on account of Tenant's Share of Impositions previously overpaid by Tenant. Tenant's obligation to pay Landlord such difference, if applicable, shall survive the expiration or termination of this Lease.

Section 5.6 Right To Contest

Without limiting Tenant's obligation to pay Tenant's Share of Impositions under this Article 5, Tenant shall have the right, in good faith and with due diligence, subject to and in accordance with the Financing Documents, to contest the amount of Impositions or the validity thereof by appropriate legal proceedings with the proper taxing authority or other body; provided that, pending any such legal proceedings, Tenant shall give Landlord such security as may be deemed reasonably satisfactory to Landlord to insure payment of the amount of all Impositions or charges and all interest and penalties thereon, unless waived by Landlord. If, at any time during the continuance of such contest, the Premises or any part thereof is, in the reasonable judgment of Landlord, in imminent danger of being forfeited or lost, Landlord may use such security for the payment of such Imposition. Tenant shall notify Landlord of its intent to contest Impositions prior to initiating any such legal proceedings. Landlord may hire counsel or other experts to protect its rights in connection with the contesting by Tenant (or for its account, if Tenant shall not contest the Impositions) as herein provided.

Section 5.7 Representations and Warranties

Tenant agrees and acknowledges that Landlord has made no representation, warranty or guaranty relating to the amount of the Impositions. Tenant has had an opportunity to consult with Landlord with respect to the Impositions projected for the operation of the Premises but has not relied upon any statements or representations of Landlord or any agent or affiliate of Landlord in regard thereto in executing this Lease and agreeing to perform the terms and covenants hereof and shall make no claims against Landlord based thereon.

ARTICLE 6
USE OF PREMISES

Subject to the terms of this Lease, Tenant shall use the Premises for any lawful purpose, including for purposes of operating a commercial office and tool library, together with ancillary and incidental uses as may be reasonably necessary or related to the uses set forth in this Article,

and for no other use or purpose. Tenant covenants and agrees to comply with all federal, state and municipal statutes, laws, rules, ordinances, regulations and orders applicable to the use or occupancy of the premises. Tenant shall not use any Hazardous Materials, nor shall Tenant create any offensive or toxic emissions or effluents to emanate from the Premises, except to the extent reasonable or appropriate in connection with the lawful use of the Premises in the ordinary course of Tenant's business, and Tenant shall comply with all legal requirements in connection with such use. At all times during the Term, Tenant shall cause all of the Premises to remain in compliance with all legal requirements and, to the extent that Tenant should fail to do so beyond any applicable grace or cure period permitted by the appropriate authority, Landlord shall have the right to take all actions required or necessary to bring the Premises into compliance with all legal requirements, and all sums paid by Landlord, including, without limitation, any legal fees and disbursements, incurred by Landlord as a result of Tenant's failure shall constitute Additional Rent.

ARTICLE 7
UTILITIES AND SERVICES;
OPERATING EXPENSES; FINANCING DOCUMENTS

Section 7.1 Utilities and Services

Tenant shall purchase all utility services for the Premises, including, but not limited to, fuel, water, sewerage and electricity, from the utility or municipality providing such service, and shall pay for such services when such payments are due. Except in the case of willful actions or omissions of Landlord causing interruption of utility services, Landlord will not be liable to Tenant for any interruption in the provision of utility services to the Premises, nor will any interruption be construed as an eviction of Tenant or entitle Tenant to abatement of Rent.

Section 7.2 Regulations Regarding Utilities and Services

(a) Tenant agrees to cooperate fully, at all times, with Landlord in abiding by all reasonable regulations and requirements which Landlord may prescribe for the proper functioning and protection of all utilities and services reasonably necessary for the operation of the Premises. Throughout the Term of this Lease, Landlord and its contractors shall have reasonable access after reasonable advance notice and in such manner as will minimize interference with the use and occupancy of the Premises to any and all mechanical installations, and Tenant agrees that there shall be no construction of partitions or other obstructions which might interfere with access to or the moving of servicing equipment to or from the enclosures containing said installations. Tenant further agrees that neither Tenant nor its agents, licensees, invitees or contractors shall at any time tamper with, adjust or otherwise in any manner affect Landlord's mechanical installations.

(b) Nothing contained herein shall be deemed to impose any duty or obligation on Landlord to maintain or repair such mechanical installations. Tenant shall be solely responsible for and shall maintain all such mechanical installations and shall repair and replace such items at Tenant's sole cost and expense.

Section 7.3 Operating Expenses

Without limitation of any other provision herein and except as otherwise herein specified, from and after the Commencement Date, Tenant shall pay all expenses of operation of the Premises including, without limitation, all utility charges, insurance premiums, operating charges, maintenance and repair charges, construction costs, costs for replacements and other charges, and all other charges, whether or not contemplated under this Lease.

Section 7.4 Debt Service and Grant Disbursement Obligations

Each of the Tenant and the Landlord, being subject to one or more Financing Documents, shall ensure that all principal, interest, prepayment premiums or other amounts are paid and that any restrictions, obligations, and limitations are complied with in connection with any loans and/or grants evidenced by the Financing Documents or any other loans relating to the Premises are paid as required by the Financing Documents. All such payments shall be made by Tenant during the Term after the Commencement Date. In the event of the failure by Tenant to pay any such debt-related payments within any applicable grace or cure period under the Financing Documents, Landlord shall have the right to pay such amounts on behalf of Tenant and Tenant shall be obligated to reimburse Landlord for the costs thereof.

ARTICLE 8
CONDITION AND CARE OF PREMISES

Section 8.1 Possession

(a) The Building is a "certified historic structure" within the meaning of Section 47 of the Code. Tenant is rehabilitating the Building in a manner intended to qualify for the Historic Tax Credit and State Historic Tax Credit pursuant to Section 47 of the Code and New York Tax Law Sections 210-B(26) and 606(oo). The nature and scope of such rehabilitation work is more specifically described on Exhibit C attached hereto. The aforesaid work is sometimes herein referred to as the "Tenant's Work." Tenant agrees to cause such work to be substantially completed in a good and workmanlike manner conforming to all applicable law in a lien-free manner (Tenant being entitled, however, to contest such liens in any manner customary in the State of New York).

(b) Landlord grants to Tenant, Tenant's construction managers, contractors, subcontractors, materialmen and other parties the right to enter the Building and the other portions of the Premises as necessary to complete the Tenant's Work. Landlord shall be named as an additional insured on all insurance policies provided by such construction managers, contractors, subcontractors and other parties which name Tenant as an additional insured.

Section 8.2 Tenant Obligations

(a) Tenant shall (i) take good care of the Premises; (ii) keep the same in good order and condition; and (iii) make and perform all maintenance thereof and all necessary repairs thereto, interior and exterior, structural and nonstructural, ordinary and extraordinary, foreseen and unforeseen, of every nature, kind and description, including, without limitation, any maintenance required under the Financing Documents or required of the Tenant pursuant to the Project Sublease. When used in this Section, the term "repairs" shall include all necessary replacements, renewals, alterations, additions and betterments. All repairs made by Tenant shall be at least equal in quality and cost to the original improvements and shall be made by Tenant in accordance with

all laws, ordinances and regulations whether heretofore or hereafter enacted. The necessity for or adequacy of maintenance and repairs shall be measured by the standards that are appropriate for improvements of similar construction and class, provided that Tenant shall in any event make all repairs reasonably necessary to avoid any structural damage or other damage or injury to the Improvements.

(b) Notwithstanding the provisions of Section 8.2(a), any repairs that are capital expenditures under the Code and which are made during the last three years of the Term shall not be required to be made, unless Landlord and Tenant agree to an allocation of the costs thereof. If the parties cannot so agree, Landlord shall have the right to cause such repairs to be made and the cost thereof shall be amortized over the useful life thereof, as determined and in accordance with the Code, and Tenant shall pay as Additional Rent its share of the costs thereof relating to the remainder of the Term. Tenant shall be entitled to the tax benefits (including depreciation) attributable to repairs or capital expenditures made by it hereunder.

(c) Landlord shall not be required to furnish any services or facilities or to make any repairs or alterations in, about or to the Premises or any improvements hereafter erected thereon. Tenant hereby assumes the full and sole responsibility for the condition, operation, repair, replacement, maintenance and management of the Premises hereafter erected thereon.

(d) Tenant shall not do or suffer any waste or damage, disfigurement or injury to the Premises, or to the fixtures or equipment therein, or permit or suffer any overloading of the floors or other use of the improvements that would place an undue stress on the same or any portion thereof beyond that for which the same was designed.

Section 8.3 Compliance With Rules and Regulations; Compliance with Covenants.

(a) Tenant shall at its sole cost and expense:

(i) Comply with (A) all federal, state, county, municipal and other governmental and quasigovernmental statutes, laws, rules, orders, regulations and ordinances affecting the Premises or any part thereof, or the use thereof, including compliance with the requirements of the City of Albany, and the State of New York (and any federal law to the extent applicable) relating to the operation of the Premises for the permitted uses set forth in Article 6, and further including those which require the making of any structural, unforeseen or extraordinary changes (except such changes in the nature of capital expenditures as are described in Section 8.2(b), which shall be made in accordance with the provisions of such Section), whether or not any such statutes, laws, rules, orders, regulations or ordinances which may be hereafter enacted involve a change of policy on the part of the governmental body enacting the same, and (B) all rules, orders and regulations of the National Board of Fire Underwriters or other bodies exercising similar functions in connection with the prevention of fire or the correction of hazardous conditions, which apply to the Premises; provided, however, that Tenant shall not be obligated to comply or cause the Premises to comply with any of the foregoing unless Tenant's use of the Premises shall cause a violation of clauses (A) or (B) above. Tenant shall comply with the requirements of all policies of public

liability, fire and other insurance which at any time may be in force with respect to the Premises.

(ii) Comply with the requirements (the "Covenants") of the Financing Documents, the Project Sublease, and the Operating Contracts, in each case to the extent applicable to Tenant, certain of which shall be assigned to and assumed by Tenant concurrently with the execution of this Lease or as soon thereafter as is practicable. In the event of its failure to do so (without limitation of any other rights or remedies of Landlord hereunder), Landlord may, if such failure continues beyond the applicable grace period thereunder, pay such amounts or perform such obligations as are necessary in order to comply therewith. The amounts reasonably expended by Landlord on account thereof shall constitute Additional Rent.

(iii) Notwithstanding anything to the contrary in this Lease, (i) not take any action or fail to take any action that would breach, or cause a default under, the Financing Documents and (ii) prior to taking any action that would require Landlord to obtain consent or approval of the lender under the Financing Documents, first obtain the consent of Landlord for such action, which consent of Landlord shall be conditioned upon Landlord obtaining consent from such lender under the Financing Documents.

(b) Intentionally omitted.

Section 8.4 Existing Equipment

Tenant acknowledges that Tenant is accepting title to and possession of a leasehold estate inclusive of any and all equipment, personal property, furniture, fixtures, equipment and other moveable items (collectively, the "Existing Equipment") currently located therein or located therein as of the Commencement Date. Landlord makes no representations or warranties, whatsoever, as to the condition of the Existing Equipment, or as to Landlord's title or interest with respect thereto. In the event that the Existing Equipment is removed, whether by Tenant or any other party, during or at the end of the Term hereof, Tenant shall be responsible for restoring any and all damage to the Premises caused by such removal, at Tenant's sole cost and expense, and, with respect to Building Systems Equipment, as hereinafter defined, Tenant shall replace any such equipment so removed with like equipment of equal or better quality that shall be in good working order and of sufficient size and capacity as is required to serve the Premises. Tenant shall cause such Existing Equipment to be repaired or replaced as and when necessary. Further, Tenant shall indemnify Landlord and its respective employees, agents and other representatives, from and against any and all cost, expenses, liens, damages, or other claims resulting from the removal of any such Existing Equipment to the extent not otherwise owned by Tenant. As used herein, the term "Building Systems Equipment" shall mean all plumbing, electrical, mechanical, heating, ventilating and air conditioning and life safety equipment in or serving the Premises.

Section 8.5 Federal Income Tax Ownership and Benefits

Landlord expressly waives and relinquishes in favor of Tenant any rights to claim the benefit of or to use any federal or state investment tax credits or depreciation benefits or any other

federal income tax attributes that are currently or may become, available during the Term as a result of the improvements constituting part of the Premises, or any installation of the Existing Equipment or any other equipment, furniture or fixtures on the Premises whether or not such items become a part of the realty, and Landlord agrees to execute and deliver to Tenant any election form required to evidence Tenant's right to claim investment tax credits or depreciation benefits on improvements made or property installed on the Premises. Landlord and Tenant intend and agree that Tenant shall be treated as the owner of the Premises for federal income tax purposes. The Landlord hereby acknowledges that the Tenant owns the Building for federal income tax purposes. All provisions of this Lease shall be construed to effectuate this intent. Notwithstanding anything to the contrary herein, it is the parties intention that: (i) notwithstanding the form of the transactions herein, such conveyance to Tenant shall be treated as: (A) a contribution of the Premises from Landlord to HAF HUDSON MM LLC, a New York limited liability company (the "Managing Member") as a contribution to the capital of Managing Member, immediately followed by (B) a contribution of the Premises by Managing Member to Tenant pursuant to Section 721 of the Code for which the Managing Member shall be entitled to receive Capital Account credit; (ii) all QREs shall be treated as being incurred directly by Tenant, as owner of the Premises; and (iii) Tenant shall be entitled to all depreciation, amortization and other deductions for depletion, Federal Historic Tax Credits and State Historic Tax Credits in connection with the rehabilitation and ownership of the Premises, each for federal and state income and financial accounting purposes, and Landlord and Tenant shall report such transactions consistently with, and shall not take any positions on any federal, state, or local income tax return that is inconsistent with, such treatment.

Section 8.6 Initial FF&E

Notwithstanding anything to the contrary herein, the Landlord and the Tenant agree that the initial furniture, fixtures and equipment ("FF&E") for the Premises will be provided by Tenant. No additional rent beyond that set forth in Article 4 hereof shall be payable by Tenant with respect to the FF&E. Following the installation of the initial FF&E, all replacement FF&E shall be provided by Tenant as and when needed.

ARTICLE 9
RETURN OF PREMISES

Section 9.1 Surrender of Possession

At the termination of this Lease by lapse of time or otherwise or upon termination of Tenant's right of possession without termination of this Lease, Tenant shall surrender possession of the Premises to Landlord and deliver all keys to the Premises to Landlord and make known to Landlord the combination of all locks of vaults then remaining in the Premises, and shall, subject to Sections 9.2 through 9.4, return the Premises and all equipment and fixtures of Landlord therein to Landlord in as good condition as when Tenant originally took possession, ordinary wear, loss or damage by fire or other insured casualty, and damage resulting from the act of Landlord or its employees and agents excepted, failing which Landlord may restore the Premises and such equipment and fixtures to such condition and Tenant shall pay the reasonable cost thereof to Landlord on demand.

Section 9.2 Installations and Additions

All installations, additions, partitions, hardware, light fixtures, nontrade fixtures and improvements, temporary or permanent, except FF&E, trade fixtures, movable furniture and equipment belonging to Tenant, in or upon the Premises, whether placed there by Tenant or Landlord, shall be Landlord's property and shall remain upon the Premises at the termination of this Lease, all without compensation, allowance, or credit to Tenant; provided, however, that if prior to such termination or within 10 days thereafter Landlord so directs by notice, Tenant, at Tenant's sole cost and expense, shall promptly remove such of the installations, additions, partitions, hardware, light fixtures, nontrade fixtures and improvements placed in the Premises by Tenant as are designated in such notice and repair any damage to the Premises caused by such removal, failing which Landlord may remove the same and repair the Premises, and Tenant shall pay the reasonable cost thereof to Landlord on demand. Tenant may request, prior to making the installations, additions or other improvements provided hereinabove that Landlord determine whether Tenant shall be obligated to remove such installations, additions or other improvements (in which case Landlord shall make such determination in a reasonable manner within five days following such request); provided, however, that Landlord shall not be precluded from exercising its right to require such removal, notwithstanding a prior manifestation of contrary intent, if the condition of such installations, additions or other improvements has deteriorated and constitutes in Landlord's determination, unreasonable wear and tear.

Section 9.3 Trade Fixtures and Personal Property

Tenant shall also remove Tenant's furniture, machinery, safes, trade fixtures and other items of movable personal property of every kind and description belonging to Tenant from the Premises and restore any damage to the Premises caused thereby, such removal and restoration to be performed prior to the end of the Term (whether by lapse of time or by earlier termination of this Lease) or Tenant's right of possession, whichever might be earlier. If Tenant fails to remove such items, Landlord may do so and thereupon the provisions of Section 19.6 shall apply, and Tenant shall pay to Landlord upon demand the reasonable cost of removal and of restoring the Premises.

Section 9.4 Survival

All obligations of Tenant under this Article 9 shall survive the expiration of the Term or sooner termination of this Lease.

ARTICLE 10
HOLDING OVER

Tenant shall pay Landlord for each day Tenant retains possession of the Premises or any part thereof after termination of this Lease, or of Tenant's right to possession of the Premises, by lapse of time or otherwise, an amount which is 110% of the amount of Rent, plus $200, for a day based on the annual rate of Base Rent set forth in Section 4.1 last payable and on the last amount of Tenant's Share of Impositions provided for in Article 5 for the period in which such possession occurs, calculated as though such period were within the Term, and, to the extent enforceable by law, Tenant shall also pay all damages, consequential as well as direct, sustained by Landlord by reason of such retention. Nothing contained in this Section shall be construed or operate as a waiver

of Landlord's right of reentry or any other right or remedy of Landlord. Any such holding over shall be a tenancy at sufferance.

ARTICLE 11
COMPLIANCE BY TENANT

Tenant agrees, for itself, its agents, contractors, subtenants, invitees and licensees, (i) to observe and not to interfere with the rights reserved to Landlord contained in this Lease, and (ii) to comply with all terms and conditions set forth in any recorded easements, covenants, conditions or restrictions pertaining to the Premises at the present time or, if Tenant has consented thereto, thereafter. Any violation of the foregoing agreements may be enjoined; but, whether or not so enjoined, Tenant acknowledges and agrees that it shall be and remain liable for all damages, loss, costs and expenses resulting therefrom.

ARTICLE 12
RIGHTS RESERVED TO LANDLORD

Landlord reserves the following rights, exercisable after reasonable advance notice and in such manner as will minimize interference with the use and occupancy of the Premises:

(a) to change the name or street address of the Premises (but only if requested to do so by the U.S. postal service or the local municipality or any other Governmental Authority);

(b) to retain at all times, and to use in appropriate instances, pass keys to the Premises;

(c) to exhibit the Premises at reasonable hours, provided Landlord's activities shall not interfere with and of the permitted uses set forth in Article 6 of this Lease;

(d) to enter the Premises at reasonable hours for inspection; and

(e) to enter the Premises in the event of an emergency (without advance notice) and take all steps deemed reasonably necessary by it to respond to such emergency.

ARTICLE 13
MAINTENANCE

Subject to any limitation set forth in Section 8.2 hereof, Tenant shall keep and maintain the entire exterior and interior of the Premises, specifically including, without limitation, the roof, structural components of the Premises, the lighting systems, and the Building Systems Equipment in good condition and repair. Tenant specifically agrees to cause the requirements under the Financing Documents and the Operating Contracts with respect to the maintenance of the physical condition of the Premises that are the obligation of Tenant thereunder to be complied with at all times, at its sole cost and expense. Tenant shall keep the Premises from falling temporarily out of repair or deteriorating. Tenant shall further keep and maintain the improvements at any time situated upon the Premises and all sidewalks and areas adjacent thereto, and all landscaped areas adjacent thereto, safe, secure, clean and sanitary (including, without limitation, snow and ice

clearance, planting and replacing flowers and landscaping, and necessary interior painting and carpet cleaning), and in full compliance with all health, safety and police regulations in force.

ARTICLE 14
ALTERATIONS

Section 14.1 Recapture Limitation

Subject to the terms and provisions of the Financing Documents, Tenant and Landlord shall not during the Recapture Period, without the prior written consent of Tenant's Investor Member, which may be withheld in Tenant's Investor Member's sole and absolute discretion, make any alterations, additions or improvements to the Premises in violation of Section 47 of the Code, or which would cause a recapture of Federal Historic Tax Credits under Section 50 of the Code or recapture of State Historic Tax Credits under New York Tax Law Section 210-B(26) and 606(oo). Any alterations, additions or improvements which are consented to shall continue to be subject to the remaining terms and conditions set forth in this Article.

ARTICLE 15
ASSIGNMENT AND SUBLETTING

Section 15.1 Assignment and Subletting

Except as otherwise herein provided and except for the Project Sublease and with respect to those certain loans to Tenant previously consented to by Landlord, Tenant shall not, without the prior written consent of Landlord in each instance, unless reasonably necessary for the rehabilitation or operation of the Premises (i) assign, transfer, mortgage, pledge, hypothecate or encumber, or subject to or permit to exist upon or be subjected to any lien or charge, this Lease or any interest under it; (ii) allow to exist or occur any transfer of or lien upon this Lease or Tenant's interest herein by operation of law; (iii) sublet the Premises or any part thereof; or (iv) permit the use or occupancy of the Premises or any part thereof for any purpose not provided for under Article 6 of this Lease or by anyone other than Tenant and Tenant's employees and permitted subtenants. In no event shall this Lease be assigned or assignable by voluntary or involuntary bankruptcy proceedings or otherwise, and in no event shall this Lease or any rights or privileges hereunder be an asset of Tenant under any bankruptcy, insolvency or reorganization proceedings.

Notwithstanding anything herein to the contrary, Landlord agrees that Tenant may, without the written consent of Landlord, enter into agreements for the use of the Premises, provided that (i) such agreements are not leases or subleases other than those leases and subleases contemplated in Article 6 of this Lease, and (ii) all leases, subleases, tenancies and any other agreements relating to the possession and/or occupancy of any portion of the Premises shall be subject to the requirements of Financing Documents and any and all rights of the lender under the Financing Documents to consent or approve such leases, subleases, tenancies and any other agreements relating to the possession and/or occupancy of the Premises.

Section 15.2 Tenant To Remain Obligated

Consent by Landlord to any assignment, subletting, use, occupancy or transfer shall not operate to relieve Tenant from any covenant or obligation hereunder except to the extent, if any,

expressly provided for in such consent, or be deemed to be a consent to or relieve Tenant from obtaining Landlord's consent to any subsequent assignment, transfer, lien, charge, subletting, use or occupancy. Tenant shall pay all of Landlord's costs, charges and expenses, including attorneys' fees, reasonably incurred in connection with any assignment, transfer, lien, charge, subletting, use or occupancy made or requested by Tenant.

Section 15.3 Landlord's Consent

Landlord will not unreasonably withhold or delay its consent to Tenant's assignment of this Lease or subletting the space leased hereunder wherever such consent is required hereunder. Landlord shall not be deemed to have unreasonably withheld its consent to a sublease of all or part of the Premises or an assignment of this Lease if its consent is withheld because: (i) Tenant is then in default beyond any applicable grace period hereunder or an event of default has occurred which, but for the giving of notice or passage of time or both, would constitute a default by Tenant; (ii) any notice of termination of this Lease or termination of Tenant's possession shall have been given under Article 19 hereof; (iii) the portion of the Premises which Tenant proposes to sublease, including the means of ingress to and egress from and the proposed use thereof, or the remaining portion of the Premises will violate any city, state or federal law, ordinance or regulation, including, without limitation, any applicable building code or zoning ordinances; (iv) the proposed use of the Premises by the subtenant or assignee does not conform with the uses permitted by this Lease; and (v) the consent of any lender is required under the applicable Financing Documents and is not granted by such lender; provided, however, that the foregoing are merely examples of reasons for which Landlord may withhold its consent and shall not be deemed to be exclusive of any permitted reasons for reasonably withholding consent, whether similar to or dissimilar from the foregoing examples. Any consent by Landlord to a proposed assignment or sublease shall in any event be subject to the terms of Section 15.1 and Section 15.2.

Section 15.4 Assignee To Assume Obligations

If Tenant shall assign this Lease as permitted herein, the assignee shall expressly assume all of the obligations of Tenant hereunder in a written instrument reasonably satisfactory to Landlord and furnished to Landlord not later than 15 days prior to the effective date of the assignment. If Tenant shall sublease the Premises as permitted herein, Tenant shall obtain and furnish to Landlord, not later than 15 days prior to the effective date of such sublease and in form satisfactory to Landlord, the written agreement of such subtenant stating that the subtenant will attorn to Landlord, at Landlord's option and written request, in the event this Lease terminates before the expiration of the sublease.

Section 15.5 Change of Ownership or Control of Tenant

Notwithstanding anything to the contrary in this Article 15, if Tenant is a corporation, partnership or limited liability company, and if during the Term of this Lease, Tenant contemplates that the ownership of the shares of stock, partnership interests or membership interests in Tenant shall be changing, such proposed change shall not constitute a proposed assignment of this Lease or otherwise be governed by the terms of this Article 15. Notwithstanding the foregoing, Tenant shall advise Landlord of any such changes.

ARTICLE 16
WAIVER OF CERTAIN CLAIMS; INDEMNITY BY TENANT

Section 16.1 Waiver of Certain Claims; Release by Tenant

To the extent not expressly prohibited by law, Tenant releases Landlord and its beneficiaries, if any, and their agents, servants and employees, from and waives all claims for damages to person or property sustained by Tenant, or by any other person, resulting directly or indirectly from fire or other casualty, or any existing or future condition, defect, matter or thing in or about the Premises, or from any equipment or appurtenance therein, or from any accident in or about the Premises, or from any act or neglect of any other person, including Landlord's agents and employees and contractors; provided, however, that the foregoing release shall not operate in the event of the gross negligence or willful misconduct of Landlord's agents, employees or contractors. This Section 16.1 shall apply especially, but not exclusively, to damage caused by water, snow, frost, steam, excessive heat or cold, sewerage, gas, odors or noise, or the bursting or leaking of pipes or plumbing fixtures, broken glass, sprinkling or air conditioning devices or equipment, or flooding of basements, and shall apply without distinction as to the person whose act or neglect was responsible for the damage and whether the damage was due to any of the acts specifically enumerated above or from any other thing or circumstance, whether of a like nature or of a wholly different nature.

Section 16.2 Damage Caused by Tenant's Neglect

If any damage to the Premises, or any equipment or appurtenance thereon, results from any act or neglect of Tenant, its agents, contractors, licensees or invitees, Tenant shall be liable therefor, and Landlord may at its option following expiration of the applicable grace period repair such damage, and Tenant shall upon demand by Landlord reimburse Landlord for all reasonable costs of repairing such damage in excess of amounts, if any, paid to Landlord under insurance covering such damage.

Section 16.3 Tenant Responsible for Personal Property

All personal property on the Premises belonging to Tenant shall be there at the risk of Tenant, and Landlord shall not be liable for damage thereto or theft or misappropriation thereof.

Section 16.4 Indemnification

To the extent not expressly prohibited by law, Tenant agrees to hold Landlord and its beneficiaries, if any, and their agents, servants and employees, harmless and to indemnify each of them against Adverse Consequences arising from injuries to all persons and damage to or theft or misappropriation or loss of property occurring in or about the Premises arising from Tenant's occupancy of the Premises or the conduct of its business or from any activity, work or thing done, permitted or suffered by Tenant in or about the Premises or from any breach or default on the part of Tenant in the performance of any covenant or agreement on the part of Tenant to be performed pursuant to the terms of this Lease, or due to any other act or omission of Tenant, its agents, contractors, invitees or licensees, but only to the extent of Landlord's liability, if any, in excess of amounts, if any, paid to Landlord under insurance covering such claims or liabilities. Tenant's obligation to indemnify Landlord hereunder shall include the duty to defend against any claims

creating such Adverse Consequences and to pay any judgments, settlements, costs, fees and expenses, including attorneys' fees, reasonably incurred in connection therewith. For such purpose, Tenant shall be entitled to the use of an attorney designated by it or its insurer.

ARTICLE 17
DAMAGE OR DESTRUCTION BY CASUALTY

If the Premises shall be damaged by fire or other casualty and if such damage does not render all or a substantial portion of the Premises untenantable, then Tenant shall proceed to repair and restore the same with reasonable promptness, subject to reasonable delays for insurance adjustments and delays caused by matters beyond Tenant's reasonable control. If any such damage renders all or a substantial portion of the Premises untenable (a "Substantial Casualty"), Tenant shall, with reasonable promptness after the occurrence of such damage, estimate the length of time that will be required to substantially complete the repair and restoration of such damage and shall by notice advise Landlord of such estimate. If it is so estimated that the amount of time required to substantially complete the repair and restoration of a Substantial Casualty will exceed 360 days from the later of (i) the date of such notice or (ii) the date of collection of the insurance proceeds (the "Start Date"), then either Landlord or Tenant shall have the right to terminate this Lease as of the date of such damage upon giving notice to the other at any time within 20 days after Tenant gives Landlord the notice containing said estimate (it being understood that Tenant may, if it elects to do so, also give such notice of termination together with the notice containing said estimate). Unless this Lease is terminated as provided in the preceding sentence, Tenant may proceed with reasonable promptness to repair and restore the Premises, subject to reasonable delays for insurance adjustments and delays caused by matters beyond Tenant's reasonable control, and also subject to zoning laws and building codes then in effect. Landlord shall have no liability to Tenant, and Tenant shall not be entitled to terminate this Lease (except as hereinafter provided) if such repairs and restoration are not in fact completed within the time period estimated by Tenant, as aforesaid. If the Premises are not repaired or restored within the time period estimated by Tenant (as the same may be extended for a period not to exceed 150% of the time period estimated by Tenant, to the extent that additional time is required on account of Tenant's inability to timely perform as more specifically provided in Section 30.11) after the Start Date, then either party may terminate this Lease, effective as of the date of such fire or other casualty, by written notice to the other party not later than 30 days after the expiration of said period, but prior to substantial completion of repair or restoration. Notwithstanding anything to the contrary herein set forth, (a) Landlord shall have no duty pursuant to this Article 17 to expend for any repair or restoration amounts in excess of insurance proceeds paid to Landlord and available for repair or restoration (without limiting Tenant's right to terminate this Lease as aforesaid); (b) Tenant shall not have the right to terminate this Lease pursuant to this Article 17 if the damage or destruction was caused by the act or neglect of Tenant or its agents, contractors or employees; and (c) if any such damage rendering all or a substantial portion of the Premises untenantable shall occur during the last two years of the Term, either party shall have the option to terminate this Lease by giving written notice to the other within 60 days after the date such damage occurred, and, if such option is so exercised, this Lease shall terminate as of the date of such notice.

ARTICLE 18
EMINENT DOMAIN

If the Premises, or a substantial part thereof, shall be taken or condemned by any competent authority for any public or quasipublic use or purpose or transferred in lieu of condemnation, subject to the provisions of the Financing Documents and the rights of lenders set forth therein, the following shall apply. The Term of this Lease shall end upon and not before the earlier of (i) the date when the possession of the part so taken shall be required for such use or purpose or (ii) the effective date of the taking, and (except as otherwise herein provided) without apportionment of the award to or for the benefit of Tenant. In the event of the foregoing, Rent at the then current rate shall be apportioned as of the date of the termination. A "substantial part" of the Premises shall be deemed taken or condemned if, as Tenant may reasonably determine, such part taken shall materially interfere with the economic utilization of the Premises, taken as a whole. No money or other consideration shall be payable by Landlord to Tenant for the right of termination, and Tenant shall have no right to share in the condemnation award, whether for a total or partial taking, other than on account of compensation for the unamortized value of the Tenant's leasehold improvements and on account of Tenant's interest hereunder in light of the below-market rental, if any, payable hereunder subject to the provisions of the Financing Documents and the rights of lenders set forth therein. In the event that the Term of this Lease shall not be terminated as aforesaid in the event of a taking or condemnation, Landlord shall utilize the net proceeds from condemnation for the purpose of restoring the Premises to an economic whole within such a period of time as shall be reasonably necessary under the circumstances subject to the provisions of the Financing Documents and the rights of lenders set forth therein.

ARTICLE 19
DEFAULT

Section 19.1 Default

The occurrence of any one or more of the following matters constitutes a default ("Default") under this Lease:

(a) failure by Tenant to pay, within 10 days after notice of failure to pay on the due date from Landlord to Tenant, Rent or any Additional Rent or other moneys required to be paid by Tenant under this Lease or failure of Landlord to make any payment required of it hereunder within 10 days after notice of failure to pay;

(b) failure by either party to cure within a reasonable time after receipt of notice from the other any Claim or hazardous condition which such party has created in violation of any Environmental Laws or of this Lease;

(c) failure by either party to observe or perform any other covenant, agreement, condition or provision of this Lease, if such failure shall continue for 30 days after notice thereof from the other party, or such longer period as is necessary for the failing party, acting diligently, to cure, if such failure cannot reasonably be corrected within said 30 day period;

(d) the levy upon under writ of execution or the attachment by legal process of the Leasehold Interest of Tenant, or the filing or creation of a lien in respect of such Leasehold Interest, which lien shall not be released or discharged within 60 days from the date of such filing; or

(e) An Event of Bankruptcy occurs as to either party.

Section 19.2 Rights and Remedies of Landlord upon Tenant Default

Notwithstanding any other provision of this Lease, including without limitation, the rights and remedies set forth in this Section 19.2, the rights and remedies available to Landlord for a Default expressly shall not include the right to terminate this Lease during the Recapture Period or prior to the expiration of the Compliance Period (as defined pursuant to the Loan Agreement); provided, however, that Landlord shall have such other rights and remedies provided under this Lease, at law, and in equity in connection with any Default by Tenant, save and except for the right to terminate this Lease, or to exercise or seek any remedy that results in the termination of this Lease, during the Recapture Period. If a Default by Tenant occurs, Landlord shall have the rights and remedies hereinafter set forth, which shall be distinct, separate and cumulative and shall not operate to exclude or deprive Landlord of any other right or remedy allowed it by this Lease or by law or in equity:

(a) Landlord may terminate this Lease by giving to Tenant notice of Landlord's election to do so, in which event the Term of this Lease shall end, and all right, title and interest of Tenant hereunder shall expire on the date stated in such notice;

(b) Landlord may terminate the right of Tenant to possession of the Premises without terminating this Lease by giving notice to Tenant that Tenant's right of possession shall end on the date stated in such notice, whereupon the right of Tenant to possession of the Premises or any part thereof shall cease on the date stated in such notice;

(c) Landlord may enforce the provisions of this Lease and may enforce and protect the rights of Landlord hereunder by a suit or suits in equity or at law for the specific performance of any covenant or agreement contained herein, or for the enforcement of any other appropriate legal or equitable remedy, including recovery of all moneys due or to become due from Tenant under any of the provisions of this Lease; and

(d) Landlord may proceed against the Collateral under the security interest granted to it under Section 19.8 and take any and all actions permitted to a secured party under the laws of New York, including the Uniform Commercial Code as in effect in the State.

Notwithstanding anything in this Section 19.2 or this Lease to the contrary, if there is a Default by the Tenant hereunder this Lease may be terminated and/or the Premises or any portion thereof may be sold by the lender under the Financing Documents pursuant to the exercise of such lender's remedies under the Financing Documents.

Section 19.3 Right To Reenter

If Landlord exercises either of the remedies provided for in subparagraphs (a) and (b) of Section 19.2, Tenant shall surrender possession and vacate the Premises and immediately deliver possession thereof to Landlord, and Landlord may reenter and take complete and peaceful possession of the Premises, pursuant to applicable legal proceedings, full and complete license so to do being hereby granted to Landlord, and Landlord may remove all occupants and property

therefrom, without relinquishing Landlord's right to Rent or any other right given to Landlord hereunder or by operation of law.

Section 19.4 Current Damages

If Landlord terminates the right of Tenant to possession of the Premises without terminating this Lease if permitted by applicable law, Landlord shall have the right to immediate recovery of all amounts then due hereunder. Such termination of possession shall not release Tenant, in whole or in part, from Tenant's obligation to pay the Rent hereunder for the full Term, and Landlord shall have the right, from time to time, to recover from Tenant, and Tenant shall remain liable for, all Rent and any other sums accruing as they become due under this Lease during the period from the date of such notice of termination of possession to the stated end of the Term. In any such case Landlord may relet the Premises or any part thereof for the account of Tenant for such rent, for such time (which may be for a term extending beyond the Term of this Lease) and upon such terms as Landlord shall reasonably determine and collect the rents from such reletting. Landlord shall not be required to accept any tenant offered by Tenant or to observe any instructions given by Tenant relative to such reletting. Also, in any such case, Landlord may make repairs, alterations and additions in or to the Premises and redecorate the same to the extent reasonably deemed by Landlord necessary or desirable and, in connection therewith, change the locks to the Premises, and Tenant shall upon demand pay the reasonable cost of all the foregoing together with Landlord's reasonable expenses of reletting. The rents from any such reletting shall be applied first to the payment of the reasonable expenses of reentry, redecoration, repair and alterations and the reasonable expenses of reletting, and second to the payment of Rent herein provided to be paid by Tenant. Any excess or residue shall operate only as an offsetting credit against the amount of Rent due and owing as the same thereafter becomes due and payable hereunder, and the use of such offsetting credit to reduce the amount of Rent due Landlord, if any, shall not be deemed to give Tenant any right, title or interest in or to such excess or residue, and any such excess or residue shall belong to Landlord solely, and in no event shall Tenant be entitled to a credit on its indebtedness to Landlord in excess of the aggregate sum (including Base Rent and Tenant's Share of Impositions) which would have been paid by Tenant for the period for which the credit to Tenant is being determined, had no Default occurred. No such reentry or repossession, repairs, alterations and additions, or reletting shall be construed as an eviction or ouster of Tenant or as an election on Landlord's part to terminate this Lease, unless a written notice of such intention shall be given to Tenant, or shall operate to release Tenant in whole or in part from any of Tenant's obligations hereunder, and Landlord may, at any time and from time to time, sue and recover judgment for any deficiencies from time to time remaining after the application from time to time of the proceeds of any such reletting.

Section 19.5 Final Damages

If this Lease is terminated by Landlord as provided for by subparagraph (a) of Section 19.2, Landlord shall be entitled to recover from Tenant all Rent accrued and unpaid for the period up to and including such termination date, as well as all other additional sums payable by Tenant or for which Tenant is liable or in respect of which Tenant has agreed to indemnify Landlord under any of the provisions of this Lease, which may be then owing and unpaid, and all costs and expenses, including court costs and attorneys' fees, reasonably incurred by Landlord in the enforcement of its rights and remedies hereunder, and, in addition, Landlord shall be entitled to

recover as damages for loss of the bargain and not as a penalty: (i) the aggregate sum which at the time of such termination represents the excess, if any, of the present value of the aggregate rents which would have been payable after the termination date had this Lease not been terminated, including, without limitation, Base Rent at the annual rate or respective annual rates for the remainder of the Term provided for in Article 4 of this Lease or elsewhere herein, over the then present value of the then aggregate fair rental value of the Premises for the balance of the Term, such present value to be computed in each case on the basis of a per annum discount rate equal to the default rate of interest on the termination date (as described in Section 30.8) from the respective dates upon which such rentals would have been payable hereunder had this Lease not been terminated; and (ii) any damages in addition thereto, including reasonable attorneys' fees and court costs, which Landlord shall have sustained by reason of the breach of any of the covenants of this Lease other than for the payment of Rent.

Section 19.6 Removal of Personal Property

All property of Tenant removed from the Premises by Landlord pursuant to any provisions of this Lease or of law may be handled, removed or stored by Landlord at the cost and expense of Tenant, and Landlord shall in no event be responsible for the value, preservation or safekeeping thereof. Tenant shall pay Landlord for all expenses reasonably incurred by Landlord in such removal and storage charges against such property so long as the same shall be in Landlord's possession or under Landlord's control. All such property not removed from the Premises by the Tenant on or before the end of the Term, however terminated (i.e. whether by lapse of time or otherwise), or on or before the earlier termination of Tenant's right of possession of the Premises, shall, at Landlord's option, be conclusively deemed to have been conveyed by Tenant to Landlord as by bill of sale without further payment or credit by Landlord to Tenant.

Section 19.7 Attorneys' Fees

Tenant shall pay all of Landlord's costs, charges and expenses, including court costs and reasonable attorneys' fees, reasonably incurred in enforcing Tenant's obligations under this Lease, reasonably incurred by Landlord in any action brought by Tenant in which Landlord is the prevailing party, or reasonably incurred by Landlord in any litigation, negotiation or transaction in which Tenant causes Landlord, without Landlord's fault, to become involved or concerned. Landlord shall pay all of Tenant's costs, charges and expenses, including court costs and attorneys' fees reasonably incurred by Tenant in connection with the enforcement of Landlord's obligations under this Lease, reasonably incurred by Tenant in any action brought by Landlord in which Tenant is the prevailing party, or reasonably incurred by Tenant in any litigation, negotiation or transaction in which Landlord causes Tenant, without Tenant's fault, to become involved or concerned.

Section 19.8 Grant of Security Interest by Tenant

(a) To secure its obligations under this Lease, Tenant hereby grants to Landlord a security interest in all of Tenant's right, title and interest in, to and under the following-described property (the "Collateral"):

(i) All of Tenant's interest (whether presently existing or hereafter acquired) in all FF&E which is or becomes attached to, installed in, or used on or in connection with the Premises;

(ii) Tenant's right, title and interest to rent and other payments under the Project Sublease;

(iii) Tenant's right, title and interest in and under the Operating Contracts and any other contracts to the extent they may be pledged or assigned;

(iv) Tenant's revenues, incomes, proceeds, profits and other sums or benefits paid or payable to Tenant in connection with Tenant's operation of the Premises; and

(v) All proceeds, including insurance or condemnation proceeds, that arise out of the sale, liquidation, or other transfer of, or damage to, condemnation of, or destruction of, or sale, use or enforcement of the above-described Collateral, or any proceeds thereof, including cash proceeds.

(b) Tenant shall execute and deliver to Landlord, in form and substance satisfactory to Landlord, such financing statements as Landlord may consider reasonably necessary to create, protect and preserve Landlord's security interest herein granted, and Landlord may cause such statements to be recorded and filed at such times and places as may be required or permitted by law to so create, perfect and preserve such security interest.

(c) The security interest granted pursuant to this Section 19.8 is a collateral security interest only, and Tenant shall have full use of and control over the Collateral prior to the occurrence of, and following the cure of, any Default by Tenant hereunder.

(d) If requested to do so by Landlord, Tenant shall enter into a separate security agreement with Landlord to provide in greater detail the details of the security interest in the Collateral.

(e) Notwithstanding anything to the contrary herein, all right, title and interest of Landlord granted herein, including, without limitation, all remedies exercisable by Landlord hereunder, with respect to the Collateral shall in all instances be subject and subordinate to any security interest in the Collateral granted by Tenant pursuant to the Loan Documents and to any and all increases, renewals, modifications, extensions, substitutions, replacements and/or consolidations thereof.

Section 19.9 Rights and Remedies of Tenant Upon Landlord Default

In addition to any remedies expressly set forth in this Lease, but expressly subject to Section 3.3 prohibiting the termination of the Lease during the Recapture Period and prior to expiration of the Compliance Period (as defined in the Loan Agreement), upon any Default by Landlord hereunder, Tenant shall have the right to terminate this Lease as well as all rights and remedies allowed it by law or in equity.

ARTICLE 20
FINANCING

Section 20.1 Mortgages

Tenant may have previously and may hereafter from time to time and Landlord may contemporaneously herewith and may hereafter from time to time execute and deliver one or more mortgages or deeds of trust (hereinafter referred to as a "Mortgage") against the Premises or any interest therein. Upon request by any such mortgagee, Landlord may grant a security interest to such mortgagee in Landlord's interest in the Collateral in which it has a security interest pursuant to Section 19.8 as security for Tenant's obligations under loan documents.

Section 20.2 Liability of Holder of Mortgage; Attornment

It is further agreed that (i) if any Mortgage shall be foreclosed, (A) the holder of the Mortgage, (or its grantees) or purchaser at any foreclosure sale (or grantee in a deed in lieu of foreclosure), as the case may be, shall not be (x) liable for any act or omission of any prior landlord (including Landlord), (y) subject to any offsets or counterclaims which Tenant may have against a prior landlord (including Landlord), or (z) bound by any prepayment of Rent that Tenant may have made in excess of the amounts then due for the next succeeding month; (B) the liability of the mortgagee hereunder or the purchaser at such foreclosure sale or the liability of a subsequent owner designated as Landlord under this Lease shall exist only so long as such mortgagee, purchaser or owner is the owner of the Premises, and such liability shall not continue or survive with respect to claims accruing after further transfer of ownership; and (C) upon request of the mortgagee, if the Mortgage shall be foreclosed, Tenant will attorn, as Tenant under this Lease, to the purchaser at any foreclosure sale under any Mortgage, and Tenant will execute such instruments as may be necessary or appropriate to evidence such attornment; and (ii) this Lease may not be modified or amended so as to reduce the Rent or shorten the Term provided hereunder or increase Landlord's obligations or decrease Tenant's obligations or so as to adversely affect in any other respect to any material extent the rights of Landlord and obligations of Tenant, nor shall this Lease be cancelled or surrendered, without the prior written consent, in each instance, of the mortgagee under any Mortgage.

Section 20.3 Short Form Lease or Memorandum of Lease

Should any prospective mortgagee require execution of a short form or memorandum or notice of lease for recording (containing the names of the parties, a description of the Premises and the Term of this Lease) or a certification from Tenant concerning this Lease in such form as may be reasonably required by a prospective mortgagee, Tenant agrees to promptly execute such short form of lease or certificate and deliver the same to Landlord within 10 days following the request therefor, whereupon Landlord shall join in the execution of such short form lease and arrange for the recordation thereof. In addition, at the request of Landlord or Tenant, the parties shall execute a memorandum of lease for recording containing the names of the parties, a description of the Premises and the Term of this Lease.

Section 20.4 Tenant Protections

With respect to any Mortgage to which Tenant's interest under this Lease shall be subordinate, Landlord shall use commercially reasonable efforts to cause the mortgagee thereunder and its successors and assigns to agree to recognize and not disturb the interest of Tenant in the event of a default by Landlord under said Mortgage so long as Tenant is not in default under this Lease. Notwithstanding the foregoing, Landlord shall agree to send a copy of any notice of default under such Mortgage for the financing related thereto promptly to Tenant.

Section 20.5 Limitation on Landlord's Rights To Refinance

Landlord shall not be entitled to refinance or secure any additional debt with the Premises not otherwise secured by the Premises as of the Commencement Date without the Tenant's written consent.

ARTICLE 21
MORTGAGEE PROTECTION

Tenant agrees to give any holder of any Mortgage (as defined in Section 20.1 hereof) against the Premises, or any interest therein, by registered or certified mail, a copy of any notice or claim of Default served upon Landlord by Tenant, provided that prior to such notice Tenant has been notified in writing (by way of service on Tenant of a copy of an assignment of Landlord's interests in leases, or otherwise) of the address of such Mortgage holder. Tenant further agrees that if Landlord shall have failed to cure such Default within 20 days after such notice to Landlord (or if such Default cannot be cured or corrected within that time, then such additional time as may be necessary if Landlord has commenced within such 20 days and is diligently pursuing the remedies or steps necessary to cure or correct such Default), then the holder of the Mortgage shall have an additional 30 days within which to cure or correct such Default (or if such Default cannot be cured or corrected within that time, then such additional time as may be necessary if such holder of the Mortgage has commenced within such 30 days and is diligently pursuing the remedies or steps necessary to cure or correct such Default, including the time necessary to obtain possession if possession is necessary to cure or correct such Default).

ARTICLE 22
ESTOPPEL CERTIFICATE

Tenant agrees that, from time to time upon not less than 10 days' prior request by Landlord or the holder of any Mortgage, Tenant (or any permitted assignee, subtenant, licensee, concessionaire or other occupant of the Premises claiming by, through or under Tenant) will deliver to Landlord, or to the holder of any Mortgage, a statement in writing signed by Tenant certifying (i) that this Lease is unmodified and in full force and effect (or if there have been modifications, that this Lease as modified is in full force and effect and identifying the modifications); (ii) the date upon which Tenant began paying Rent and the dates to which the Rent and other charges have been paid; (iii) that Landlord is not in Default under any provision of this Lease, or, if in Default, the nature thereof in detail; (iv) that (if applicable) the Premises have been completed in accordance with the terms hereof and Tenant is in occupancy and paying Rent on a current basis with no rental offsets or claims; (v) that there has been no prepayment of Rent other than that provided for in this Lease; (vi) that there are no actions, whether voluntary or otherwise, pending against Tenant under the bankruptcy laws of the United States or any state thereof; and

(vii) such other matters as may be required by Landlord, the holder of the Mortgage. Landlord shall provide a statement of like tenor if and as requested by Tenant.

ARTICLE 23
SUBROGATION AND INSURANCE

Section 23.1 Waiver of Subrogation

Landlord and Tenant agree to have all fire and extended coverage and other property damage insurance which may be carried by either of them endorsed with a clause (if commercially available) providing that any release from liability of, or waiver of claim for, recovery from the other party entered into in writing by the insured thereunder prior to any loss or damage shall not affect the validity of said policy or the right of the insured to recover thereunder and providing further that the insurer waives all rights of subrogation which such insurer might have against the other party. Without limiting any release or waiver of liability or recovery set forth elsewhere in this Lease, and notwithstanding anything in this Lease which may appear to be to the contrary, each of the parties hereto waives all claims for recovery from the other party for any loss or damage to any of its property insured under valid and collectible insurance policies to the extent of any recovery collectible under such insurance policies. Notwithstanding the foregoing or anything contained in this Lease to the contrary, any release or any waiver of claims shall not be operative, nor shall the foregoing endorsements be required, in any case where the effect of such release or waiver is to invalidate insurance coverage or invalidate the right of the insured to recover thereunder or to increase the cost thereof (provided that in the case of increased cost the other party shall have the right, within 10 days following written notice, to pay such increased cost keeping such release or waiver in full force and effect).

Section 23.2 Insurance

(a) From and after the Commencement Date, Landlord shall procure and maintain policies of insurance, including, without limitation, liability, casualty and rental interruption insurance for the Premises, during the entire Term hereof with terms and coverages and companies reasonably satisfactory to Tenant and with such increases in limits as Tenant may from time to time reasonably request, including all insurance required under any Financing Documents and/or under the Operating Contracts. Tenant shall reimburse Landlord for the cost thereof, upon demand. If Landlord does not provide such insurance as is required hereunder, it shall not constitute a default, but in such case Tenant shall cause such policies to be procured and maintained. If Landlord provides policies of insurance, such policies shall be all risk coverage exclusive of footings and foundation.

(b) All policies of insurance required hereunder which insure against loss or damage to the Premises shall provide that the proceeds thereof (or so much of such proceeds as pertain to loss or damage to the Premises) shall be payable to Landlord, and if Landlord so desires, shall also be payable to any contract purchaser of the Premises and any holder of a Mortgage, as the interest of such purchaser or holder of a Mortgage appears pursuant to a standard additional insured or mortgagee clause. Except as required under the Financing Documents, Landlord shall not, on Landlord's own initiative or pursuant to request or requirement of any third party other than the lender under the Financing Documents, take out separate insurance concurrent in form or

contributing in the event of loss with that required hereunder, unless Tenant is included therein as an additional insured with loss payable as in this Section provided Landlord shall immediately notify Tenant whenever any such separate insurance is taken out and shall deliver to Tenant duplicate originals thereof or original certificates evidencing the same with true copies of such insurance policies attached. All such policies of insurance shall provide that any loss shall be payable to Landlord notwithstanding any act or omission of Tenant which might otherwise result in a forfeiture or reduction of such insurance.

Section 23.3 Certificates of Insurance

Prior to the Commencement Date, in the event Landlord obtains insurance covering the Premises, Landlord shall furnish to Tenant policies or certificates evidencing such coverage, which policies or certificates shall state that such insurance coverage may not be reduced, cancelled or not renewed without at least 30 days' prior written notice to Landlord and Tenant (unless such cancellation is due to nonpayment of premium, and, in that case, only 10 days' prior written notice shall be sufficient).

ARTICLE 24
NONWAIVER

No waiver of any condition expressed in this Lease shall be implied by any failure of either party to enforce any remedy on account of the violation of such condition whether or not such violation be continued or repeated subsequently, and no express waiver shall affect any condition other than the one specified in such waiver and that one only for the time and in the manner specifically stated. Without limiting Landlord's rights under Article 10, it is agreed that no receipt of monies by Landlord from Tenant after the termination in any way of the Term or of Tenant's right of possession hereunder or after the giving of any notice shall reinstate, continue or extend the Term or affect any notice given to Tenant prior to the receipt of such monies. It is also agreed that after the service of notice or the commencement of a suit or after final judgment for possession of the Premises, Landlord may receive and collect any monies due, and the payment of said monies shall not waive or affect said notice, suit or judgment.

ARTICLE 25
AUTHORITY OF TENANT

Tenant is a limited liability company and Tenant represents and warrants that all of the Persons who are managers or managing members in such limited liability company have executed this Lease on behalf of Tenant, or that this Lease has been executed and delivered pursuant to and in conformity with a valid and effective authorization therefor by all of the managers or managing members of such company and is and constitutes the valid and binding agreement of the company enforceable in accordance with its terms.

ARTICLE 26
REAL ESTATE BROKERS

Each party represents that it has not dealt with any broker in connection with this Lease, and agrees to indemnify and hold the other harmless from all Adverse Consequences arising from any claims or demands of any broker or brokers or finders for any commission alleged to be due

such broker or brokers or finders in connection with its having introduced such party to the Premises or dealing with such party in the negotiation of this Lease.

ARTICLE 27
NOTICES

All notices and demands or requests required or desired to be given by either party to the other with respect to this Lease or the Premises shall be in writing and shall be sent by overnight courier service, prepaid, or sent by United States registered or certified mail, return receipt requested, postage prepaid, and addressed as follows:

If to Tenant:	HAF Holdings II, LLC 89 Lexington Avenue, Albany, NY, 12206 Attn: Ms. Pamela Howard Email: phoward@historic-albany.org
If to Landlord:	Historic Albany Foundation, Inc. 89 Lexington Avenue, Albany, NY, 12206 Attn: Ms. Pamela Howard Email: phoward@historic-albany.org
With a copy to:	Yots Law Firm P.C. 221 Bedford Avenue Buffalo, NY 14216 Attn: Richard T. Rogers, Esq.

Notices and demands shall be deemed given and served (i) upon receipt of or refusal to accept any such notice or demand, or (ii) one (1) business day after the deposit of any such notice or demand with an overnight courier service. Either party may change its address for receipt of notices by giving notice of such change to the other party in accordance herewith. Notices and demands from Landlord to Tenant may be signed by Landlord, its manager(s) or managing member(s), or the duly authorized agent of any of them.

ARTICLE 28
HAZARDOUS SUBSTANCES

Section 28.1 Additional Defined Terms

As used in this Lease, the following terms shall have the meanings set forth below:

(a) "Claim" shall mean and include any demand, cause of action, proceeding or suit

(i) for damages (actual or punitive), losses, injuries to person or property, damages to natural resources, fines, penalties, interest, contribution or settlement,

(ii) for the costs of site investigations, feasibility studies, information requests, health or risk assessments or Response actions, and

(iii) (iii) for enforcing insurance, contribution or indemnification agreements.

(b) "Environmental Laws" shall mean and include all existing and future federal, state and local statutes, ordinances, regulations and rules relating to environmental quality, health, safety, contamination and cleanup, including, without limitation, the Clean Air Act, 42 U.S.C. Section 7401 *et seq.*; the Clean Water Act, 33 U.S.C. Section 1251 *et seq.*, and the Water Quality Act of 1987; the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"), 7 U.S.C. Section 136 *et seq.*; the Marine Protection, Research, and Sanctuaries Act, 33 U.S.C. Section 1401 *et seq.*; the National Environmental Policy Act, 42 U.S.C. Section 4321 *et seq.*; the Noise Control Act, 42 U.S.C. Section 4901 *et seq.*; the Occupational Safety and Health Act, 29 U.S.C. Section 651 *et seq.*; the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. Section 6901 *et seq.*, as amended by the Hazardous and Solid Waste Amendments of 1984; the Safe Drinking Water Act, 42 U.S.C. Section 300f *et seq.*; the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. Section 9601 *et seq.*, as amended by the Superfund Amendments and Reauthorization Act, the Emergency Planning and Community Right to Know Act, and the Radon Gas and Indoor Air Quality Research Act; the Toxic Substances Control Act ("TSCA"), 15 U.S.C. Section 2601 *et seq.*; the Atomic Energy Act, 42 U.S.C. Section 2011 *et seq.*, the Nuclear Waste Policy Act of 1982, 42 U.S.C. Section 10101 *et seq.* and the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq; and state superlien and environmental cleanup statutes, with implementing regulations and guidelines. Environmental Laws shall also include all existing and future state, regional, county, municipal and other local laws, regulations and ordinances insofar as they are equivalent or similar to the federal laws recited above or purport to regulate Hazardous Materials.

(c) "Hazardous Materials" shall mean and include the following, including mixtures thereof: any hazardous substance, pollutant, contaminant, waste, byproduct or constituent regulated under any Environmental Laws; oil and petroleum products and natural gas, natural gas liquids, liquefied natural gas and synthetic gas usable for fuel; pesticides regulated under the FIFRA; asbestos and/or any material which contains any hydrated mineral silicate, including but not limited to chrysolite, amosite, crocidolite, tremolite, anthophylite, and/or actinolite, whether friable or non-friable, lead-based paint, PCBs and other substances regulated under the TSCA; source material, special nuclear material, byproduct material and any other radioactive materials or radioactive wastes, however produced, regulated under the Atomic Energy Act or the Nuclear Waste Policy Act; chemicals subject to the OSHA Hazard Communication Standard, 29 C.F.R. § 1910.1200 *et seq.*; and industrial process and pollution control wastes, whether or not hazardous within the meaning of RCRA, together with any and all other hazardous or toxic materials regulated from time to time under any other Environmental Laws.

(d) "Manage" or "Management" means to generate, manufacture, process, treat, store, use, reuse, refine, recycle, reclaim, blend or burn for energy recovery, incinerate, accumulate speculatively, transport, transfer, dispose of or abandon Hazardous Materials.

(e) "Release" or "Released" shall mean any actual or threatened spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Materials into the environment, as "environment" is defined in CERCLA.

(f) "Response" or "Respond" shall mean action taken in compliance with Environmental Laws to correct, remove, remediate, cleanup, prevent, mitigate, monitor, evaluate, investigate, assess or abate the Release of a Hazardous Material.

Section 28.2 Tenant's Obligations with Respect to Environmental Matters

During the Term of this Lease: (i) Tenant shall at its own cost comply with all Environmental Laws; (ii) Tenant shall not conduct or authorize the Management of any Hazardous Materials on the Premises, including installation of any underground storage tanks, without prior written disclosure to and approval by Landlord, provided, however, that the use by Tenant of cleaning products and other materials used in the ordinary course of the operation of the Premises shall be deemed disclosed to and approved by Landlord, as long as such use is not in violation of any Environmental Laws; (iii) Tenant shall not take or permit any action that would subject the Premises to permit requirements under RCRA or any other Environmental Laws for storage, treatment or disposal of Hazardous Materials; (iv) Tenant shall not dispose of or permit the disposal of Hazardous Materials in dumpsters (if any) provided by Landlord for Tenant use; (v) Tenant shall not discharge or permit the discharge of Hazardous Materials into drains or sewers; (vi) Tenant shall not cause or allow the Release of any Hazardous Materials on, to or from the Premises; and (vii) Tenant shall at its own cost arrange for the lawful transportation and offsite disposal of all Hazardous Materials that is generated by the operation of the Premises.

Section 28.3 Copies of Notices

During the term of this Lease, Tenant shall promptly provide Landlord with copies of all summons, citations, directives, information inquiries or requests, notices of potential responsibility, notices of violation or deficiency, orders or decrees, Claims, complaints, investigations, judgments, letters, notices of environmental liens or Response actions in progress and other communications, written or oral, actual or threatened, from the United States Environmental Protection Agency, Occupational Safety and Health Administration, New York Department of Conservation, New York Department of Health, or other federal, state or local agency or authority, or any other entity or individual, concerning (i) any Release of a Hazardous Material on, to or from the Premises; (ii) the imposition of any lien on the Premises; or (iii) any alleged violation of or responsibility under Environmental Laws. Landlord and Landlord's agents, contractors, beneficiaries and employees (and the agents, contractors, employees or representatives of any such parties) shall have the right subject to the other applicable provisions of this Lease to

enter the Premises and conduct appropriate inspections or tests in order to determine Tenant's compliance with Environmental Laws.

Section 28.4 Tests and Reports

Upon written request by Landlord, Tenant shall provide Landlord with the results of appropriate reports and tests, with transportation and disposal contracts for Hazardous Materials, with any permits issued under Environmental Laws, and with any other applicable documents to demonstrate that Tenant complies with all Environmental Laws relating to the Premises, and if such reports, tests or other items reveal any failure of the Premises to so comply with all Environmental Laws, then, in addition to other rights and remedies of Landlord hereunder, Tenant shall reimburse Landlord, upon demand, for the reasonable cost of conducting reports, tests and other investigations as necessary to demonstrate compliance with all Environmental Laws.

Section 28.5 Access and Inspection

Landlord and its agents and representatives shall have access to the Premises and to the books and records of Tenant (and any occupant of the Premises claiming by, through or under Tenant) relating to Hazardous Materials for the purpose of ascertaining the nature of the activities being conducted thereon and to determine the type, kind and quantity of all products, materials and substances brought onto the Premises or made or produced thereon. Landlord and its agents and representatives shall have the right to take samples in quantity sufficient for scientific analysis of all products, materials and substances present on the Premises, including, but not limited to, samples of products, materials or substances brought onto or made or produced on the Premises by Tenant or an occupant claiming by, through or under Tenant or otherwise present on the Premises. Further, notwithstanding any provision of this Lease or applicable statutes or judicial decisions to the contrary, with respect to any assignment, subletting, grant of license, concession or any other permission to use the Premises by any Person other than Tenant, Landlord shall have the right to withhold Landlord's consent thereto if, the assignee, subtenant, licensee, concessionaire or such other Person is not capable of performing or is not sufficiently qualified to perform in accordance with the requirements of this Lease. Any assignment, sublease, license or other permission to use the Premises from which Landlord withholds its consent as provided in this Section 28.5 shall be voidable at the Landlord's sole option.

Section 28.6 Tenant's Obligation To Respond

If Tenant's Management of Hazardous Materials at the Premises (i) gives rise to liability or to a Claim under any Environmental Law, (ii) causes a significant public health effect, or (iii) creates a nuisance, Tenant shall promptly take all appropriate action in Response.

Section 28.7 [RESERVED]

Section 28.8 Indemnification

(a) Tenant shall indemnify, defend and hold harmless Landlord, its partners or members, its beneficiaries, its lenders, any managing agents and leasing agents of the Premises, and their respective beneficiaries, agents, partners, officers, directors and employees, from all Claims arising from or attributable to: (i) the presence of Hazardous Materials in or on the Premises

or the subsurface thereof or the violation of any Environmental Laws (including, without limiting the generality thereof, any cost, Claim, liability or defense expended in Response required by a governmental authority or by reason of the Release, escape, seepage, leakage, discharge or migration of any Hazardous Material on or from the Premises or violation of any Environmental Laws), or (ii) any breach by Tenant of any of its obligations, warranties, representations or covenants in this Lease. Tenant's obligations hereunder shall survive the termination or expiration of this Lease.

(b) Landlord shall indemnify, defend and hold harmless Tenant, its partners or members, its beneficiaries, its lenders, any managing agents and leasing agents of the Premises, and their respective beneficiaries, agents, partners, officers, directors and employers, from all Claims arising from or attributable to any breach by Landlord of any of its representations, warranties or covenants in Article 28. Landlord's obligations hereunder shall survive the termination or expiration of this Lease.

ARTICLE 29
[RESERVED]

ARTICLE 30
MISCELLANEOUS

Section 30.1 Successors and Assigns

Each provision of this Lease shall extend to and shall bind and inure to the benefit not only of Landlord and Tenant, but also their respective heirs, legal representatives, successors and assigns, but this provision shall not operate to permit any transfer, assignment, mortgage, encumbrance, lien, charge or subletting contrary to the provisions of this Lease.

Section 30.2 Modifications in Writing

No modification, waiver or amendment of this Lease or of any of its conditions or provisions shall be binding upon either party unless in writing signed by such party.

Section 30.3 No Option; Irrevocable Offer

Submission of this instrument for examination shall not constitute a reservation of or option for the Premises or in any manner bind Landlord, and no lease or obligation of Landlord shall arise until this instrument is signed and delivered by Landlord and Tenant.

Section 30.4 Definition of Tenant

The word "Tenant" whenever used herein shall be construed to mean Tenants or any one or more of them in all cases where there is more than one Tenant; and the necessary grammatical changes required to make the provisions hereof apply either to corporations or other organizations, partnerships or other Entities, or individuals, shall in all cases be assumed as though in each case fully expressed herein. In all cases where there is more than one Tenant, the liability of each shall be joint and several.

Section 30.5 Definition of Landlord

The term "Landlord" as used in this Lease means only the owner or owners at the time being of the Premises so that in the event of any assignment, conveyance or sale, once or successively, of said Premises, or any assignment of this Lease by Landlord, said Landlord making such sale, conveyance or assignment shall be and hereby is entirely freed and relieved of all covenants and obligations of Landlord hereunder accruing after such sale, conveyance or assignment, and Tenant agrees to look solely to such purchaser, grantee or assignee with respect thereto. This Lease shall not be affected by any such assignment, conveyance or sale, and Tenant agrees to attorn to the purchaser, grantee or assignee.

Section 30.6 Headings

The headings of Articles and Sections are for convenience only and do not limit, expand or construe the contents of the Sections.

Section 30.7 Time of Essence

Time is of the essence of this Lease and of all provisions hereof.

Section 30.8 Default Rate of Interest

All amounts (including, without limitation, Rent and Additional Rent) owed by Tenant to Landlord pursuant to any provision of this Lease and not paid within 10 days from the date when due shall bear interest from the date due until paid at the annual rate of one percent in excess of the Designated Prime Rate, unless a lesser rate shall then be the maximum rate permissible by law with respect thereto, in which event said lesser rate shall be charged.

Section 30.9 Severability

The invalidity of any provision of this Lease shall not impair or affect in any manner the validity, enforceability or effect of the rest of this Lease.

Section 30.10 Entire Agreement

All understandings and agreements, oral or written, heretofore made between the parties hereto are merged in this Lease, which alone fully and completely expresses the agreements between Landlord (and its beneficiary, if any, and their agents) and Tenant.

Section 30.11 Force Majeure

If either party fails to timely perform any of the terms, covenants and conditions of this Lease on its part to be performed (other than relating to the payment of money) and such failure is due in whole or in part to any strike, lockout, labor trouble, civil disorder, inability to procure materials, failure of power, restrictive governmental laws and regulations, riots, insurrections, war, fuel shortages, accidents, casualties, acts of God, acts caused directly or indirectly by the other party (or the other party's agents, employees, contractors, licensees or invitees) or any other cause beyond the reasonable control of such party, then such party shall not be deemed in default under

this Lease as a result of such failure and any time for performance by such party provided for herein shall be extended by the period of delay resulting from such cause.

Section 30.12 Signs

Tenant may erect signs on the exterior or interior of the Premises, provided that such sign or signs (i) do not cause any structural damage or other damage to the Premises; (ii) do not violate applicable governmental laws, ordinances, rules or regulations; (iii) do not violate any covenants, conditions or restrictions affecting the Premises; and (iv) are compatible with the architecture of the Premises.

Section 30.13 Waiver of Trial by Jury

IT IS MUTUALLY AGREED BY AND BETWEEN LANDLORD AND TENANT THAT THE RESPECTIVE PARTIES HERETO SHALL, AND THEY HEREBY DO, WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER ON ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS LEASE, THE RELATIONSHIP OF LANDLORD AND TENANT, TENANT'S USE OF OR OCCUPANCY OF THE PREMISES OR ANY CLAIM OF INJURY OR DAMAGE AND ANY EMERGENCY STATUTORY OR ANY OTHER STATUTORY REMEDY. If Landlord commences any summary proceeding for nonpayment of rent, Tenant will not interpose any counterclaim of whatever nature or description in any such proceeding.

Section 30.14 Relationship of Parties

Nothing contained in this lease shall be deemed or construed by the parties to this Lease, or by any third party, to create the relationship of principal and agent, partnership, joint venture, lender and borrower, or any association between Landlord and Tenant, it being expressly understood and agreed that neither the method of computing Rent hereunder nor any other provisions contained in this Lease nor any acts of the parties to this Lease shall be deemed to create any relationship between Landlord and Tenant, other than the leasehold relationship contemplated hereby.

Section 30.15 No Merger

The parties agree that absent the express written consent of Landlord and Tenant, the fee estate and the leasehold estate created by this Lease shall not merge during the Term, regardless whether the same persons or entities are the owners of both estates.

Section 30.16 Governing Law

This Lease shall governed by and construed and enforced in accordance with the laws of the State of New York (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

(Signature Page Follows)

Signature page for Capital Lease:

IN WITNESS WHEREOF, the parties hereto have caused this Capital Lease to be executed as of the date first written above.

LANDLORD:

HISTORIC ALBANY FOUNDATION, INC.,
a New York not-for-profit corporation

By: ______________________________
Name: Pamela Howard
Title: Authorized Signatory

TENANT:

HAF HOLDINGS II, LLC,
a New York limited liability company

By: HAF Hudson MM LLC,
a New York limited liability company
Its: Managing Member

By: Historic Albany Foundation, Inc.,
a New York not-for-profit corporation
Its: Sole Member

By: ______________________________
Name: Pamela Howard
Title: Authorized Signatory

EXHIBIT A

Legal Description

ALL that tract or parcel of land with the buildings and improvements thereon erected, situate in the City of Albany, County of Albany and State of New York on the south side of Hudson Avenue and bounded as follows: On the north by Hudson Avenue, on the south by a lot formerly belonging to the heirs of Matthew Trotter deceased, on the west by a house and lot formerly belonging to William McHarg, and east by a house and lot of Henry R. Pierson formerly belonging to the heirs of Jacob Bloomingdale, deceased, and is in extent north and south one hundred and twenty-three feet, and in width front and rear twenty-eight feet four inches be the same more or less, being the same premises conveyed to Jared Holt by Henry Coughtry by deed dated April 2nd, 1835, recorded in Albany County Clerk's Office, 3rd of April 1835, in Book XX of Deeds at page 215 & c. And also all that certain lot of land adjoining the above described premises on the west and being twenty-eight feet wide by fifteen feet deep, being the premises directly in the rear of No. 50 Hudson Avenue in the City of Albany.

Said premises are commonly known as 48 Hudson Avenue, Albany, New York.

EXHIBIT B

Operating Contracts

Not applicable.

EXHIBIT C

Scope of Rehabilitation

Tenant is to complete all work described in the attached scope of work and the plans and specifications referenced therein and in accordance with the Historic Preservation Certification Application Part 2 – Description of Rehabilitation for the Building as approved by the National Park Service (as modified by any amendments thereto approved by the National Park Service).